SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024	12

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2018.

San Antonio, Texas
June 23, 2025

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2024	2023
ASSETS
Investments at fair value (See Notes 3 and 4)	$1,952,204	$1,715,931
Fully benefit-responsive investment contracts at contract value (See Note 4)	256,556	282,746
Total Investments	2,208,760	1,998,677

Notes receivable from participants	56,293	61,046
Participant contributions receivable	—	1,858
Employer contributions receivable	—	857
Dividends and interest receivable	554	—
Total Receivables	56,847	63,761

Total Assets	2,265,607	2,062,438

LIABILITIES
Administrative expenses payable	1,045	285
Total Liabilities	1,045	285

Net Assets Available for Benefits	$2,264,562	$2,062,153

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statement of Changes in Net Assets Available For Benefits
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2023	$2,062,153
Changes in Net Assets:
Contributions:
Participant contributions	48,825
Employer contributions	21,801
Rollover contributions	8,801
79,427

Investment Income:
Net appreciation in fair value of investments	322,710
Dividends	17,289
Interest	6,260
346,259

Interest income on notes receivable from participants	4,497

Distributions	(226,197)
Administrative expenses	(2,015)

Net Increase Before Transfers	201,971

Transfer from AT&T Retirement Savings Plan	438

Net Increase After Transfers	$202,409

Net Assets Available for Benefits, December 31, 2024	$2,264,562

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.

The majority of eligible employees are represented by the Communications Workers of America who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.

During 2024 and 2023, participants could invest their contributions in one or more of the available funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund
• AT&T Age-Based Asset Allocation Funds (based on retirement date)
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2024, Plan participants elected to receive $3,270 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
(and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2024 and 2023.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Plan Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
AT&T common stock	$325,051	$—	$—	$325,051
Mutual funds or exchange-traded funds	8,873	—	—	8,873
Total assets in fair value hierarchy	$333,924	$—	$—	$333,924

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				670,371
Mid and small cap U.S. stock index fund[2]				317,884
Bond index fund[3]				178,264
International stock index fund[4]				190,031
Global equity fund[5]				204,687
Asset allocation funds[6]				57,043
Total investments at fair value				$1,952,204

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This category includes a common/collective trust fund with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.
6    This category includes 14 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023:

	Plan Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
AT&T common stock	$256,389	$—	$—	$256,389
Mutual funds or exchange-traded funds	10,729	—	—	10,729
Total assets in fair value hierarchy	$267,118	$—	$—	$267,118

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				567,917
Mid and small cap U.S. stock index fund[2]				294,494
Bond index fund[3]				164,293
International stock index fund[4]				192,774
Global equity fund[5]				179,552
Asset allocation funds[6]				49,783
Total investments at fair value				$1,715,931

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.
6    This category includes 14 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2024 and 2023, the Plan held approximately $2,529 and $2,538, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan held 14,275,427 and 15,279,458 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2024 and 2023, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $13,504 for the year ended December 31, 2024.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2024	2023
Net Assets Available for Benefits per the financial statements	$2,264,562	$2,062,153
Distributions payable to participants	(352)	(919)

Net Assets Available for Benefits per the Form 5500	$2,264,210	$2,061,234

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2024:

2024
Distributions to participants per the financial statements	$226,197
Distributions payable to participants at December 31, 2023	(919)
Distributions payable to participants at December 31, 2024	352

Distributions to participants per the Form 5500	$225,630

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 8. SUBSEQUENT EVENTS

As part of collective bargaining agreements ratified during 2025, certain bargained employees (representing approximately 60% of current plan participants) will no longer participate in the AT&T Savings and Security Plan but will instead participate in the AT&T Retirement Savings Plan effective January 1, 2026. Subsequent to the effective date the participant balances and assets held by these bargained employees will be transferred from the AT&T Savings and Security Plan into the AT&T Retirement Savings Plan.

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Common Stocks
* AT&T INC	14,275,427 SHARES	$325,051

Mutual Funds or Exchange-Traded Funds
DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 8,873,013 UNITS	8,873

Asset Allocation Funds
* ASSP RET FUND	US EQUITY FUNDS: 135,044 UNITS	2,324
* ASSP FUND- 2010	US EQUITY FUNDS: 70,550 UNITS	1,509
* ASSP FUND- 2015	US EQUITY FUNDS: 131,610 UNITS	2,990
* ASSP FUND- 2020	US EQUITY FUNDS: 185,241 UNITS	4,327
* ASSP FUND- 2025	US EQUITY FUNDS: 262,363 UNITS	6,646
* ASSP FUND- 2030	US EQUITY FUNDS: 575,114 UNITS	15,206
* ASSP FUND- 2035	US EQUITY FUNDS: 451,756 UNITS	13,417
* ASSP FUND- 2040	US EQUITY FUNDS: 252,140 UNITS	7,852
* ASSP FUND- 2045	US EQUITY FUNDS: 51,918 UNITS	1,642
* ASSP FUND- 2050	US EQUITY FUNDS: 13,890 UNITS	433
* ASSP FUND- 2055	US EQUITY FUNDS: 8,196 UNITS	272
* ASSP FUND- 2060	US EQUITY FUNDS: 11,645 UNITS	257
* ASSP FUND- 2065	US EQUITY FUNDS: 13,913 UNITS	155
* ATT SBC 2070 RET FD	US EQUITY FUNDS: 1,304 UNITS	13
Total Blended Equity & Debt Funds		57,043

Large Cap U.S. Stock Index Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,405,466 UNITS	670,371

Mid and Small Cap U.S. Stock Index Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 2,609,189 UNITS	317,884

Bond Index Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 5,629,504 UNITS	178,264

International Stock Index Fund
* BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,276,702 UNITS	190,031

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 4,595,829 UNITS	204,687

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Interest Income Funds
BANK OF MONTREAL	5.300% 06/05/2026 DD 06/05/23	732
ROYAL BANK OF CANADA	1.400% 11/02/2026 DD 10/07/21	590
TORONTO-DOMINION BANK/THE	1.150% 06/12/2025 DD 06/12/20	591
TORONTO-DOMINION BANK/THE	4.108% 06/08/2027 DD 06/08/22	295
TORONTO-DOMINION BANK/THE	4.994% 04/05/2029 DD 04/05/24	977
AGL CLO 5 LTD 5A A1RR 144A	VAR RT 07/20/2034 DD 10/21/24	851
ATLAS SENIOR LOAN 18A A1 144A	VAR RT 01/18/2035 DD 12/15/21	851
BAIN CAPITAL CRED 3A A1RR 144A	VAR RT 10/23/2034 DD 10/23/24	600
BAIN CAPITAL CREDIT 3A A1 144A	VAR RT 07/16/2037 DD 06/27/24	501
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	863
DRYDEN 76 CLO LT 76A A1R2 144A	VAR RT 10/15/2037 DD 08/28/24	1,305
MF1 2021-FL6 LTD FL6 A 144A	VAR RT 07/16/2036 DD 06/24/21	107
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	266
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	1,001
TIKEHAU US CLO I LT 1A A1 144A	VAR RT 01/18/2035 DD 12/23/21	751
TRESTLES CLO VII LT 7A A1 144A	VAR RT 10/25/2037 DD 09/06/24	501
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	976
TRINITAS CLO XXX L 30A A1 144A	VAR RT 10/23/2037 DD 09/20/24	301
DANSKE BANK A/S 144A	VAR RT 03/01/2028 DD 03/01/24	552
NORDEA BANK ABP 144A	1.500% 09/30/2026 DD 09/30/21	568
BNP PARIBAS SA 144A	VAR RT 06/09/2026 DD 06/09/20	197
MITSUBISHI UFJ FINANCIAL GROUP	1.412% 07/17/2025 DD 07/17/20	295
SUMITOMO MITSUI FINANCIAL GROU	3.040% 07/16/2029 DD 07/16/19	1,285
SUMITOMO MITSUI FINANCIAL GROU	1.474% 07/08/2025 DD 07/08/20	197
SUMITOMO MITSUI TRUST BAN 144A	1.050% 09/12/2025 DD 09/16/20	317
ING GROEP NV	3.950% 03/29/2027 DD 03/29/17	452
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	688
WESTPAC NEW ZEALAND LTD 144A	4.902% 02/15/2028 DD 02/15/23	220
PFIZER INVESTMENT ENTERPRISES	4.450% 05/19/2028 DD 05/19/23	699
INTERNATIONAL BANK FOR RECONST	0.500% 10/28/2025 DD 10/28/20	1,133
UBS AG/STAMFORD CT	2.950% 04/09/2025 DD 04/09/20	423
UBS AG/STAMFORD CT	1.250% 08/07/2026 DD 08/09/21	615
UBS GROUP AG 144A	VAR RT 01/30/2027 DD 07/30/20	529
CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	73
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	792
NATWEST GROUP PLC	VAR RT 05/18/2029 DD 05/18/18	941
COREBRIDGE GLOBAL FUNDING 144A	0.900% 09/22/2025 DD 09/22/20	317
ABBVIE INC	4.800% 03/15/2027 DD 02/26/24	412
AMERICAN EXPRESS CREDIT AC 1 A	4.870% 05/15/2028 DD 06/14/23	302
BA CREDIT CARD TRUST A2 A2	5.000% 04/15/2028 DD 11/23/22	302
BMW VEHICLE OWNER TRUST A A2A	5.720% 04/27/2026 DD 07/18/23	30
BANK5 2024-5YR11 5YR11 A3	5.893% 11/15/2057 DD 11/01/24	257

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

BARCLAYS DRYROCK ISSUANCE 1 A	4.720% 02/15/2029 DD 04/25/23	602
BENCHMARK 2021-B28 MOR B28 ASB	1.980% 08/15/2054 DD 08/01/21	178
BERKSHIRE HATHAWAY ENERGY CO	4.050% 04/15/2025 DD 10/15/20	250
BP CAPITAL MARKETS AMERICA INC	4.699% 04/10/2029 DD 01/10/24	622
CATERPILLAR FINANCIAL SERVICES	1.450% 05/15/2025 DD 05/15/20	742
CHEVRON CORP	1.554% 05/11/2025 DD 05/11/20	791
CITIBANK NA	5.803% 09/29/2028 DD 09/29/23	639
JOHN DEERE CAPITAL CORP	4.500% 01/16/2029 DD 01/08/24	942
WALT DISNEY CO/THE	3.350% 03/24/2025 DD 03/23/20	648
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	98
ECOLAB INC	1.650% 02/01/2027 DD 12/15/21	306
EQUITABLE FINANCIAL LIFE 144A	1.400% 07/07/2025 DD 07/07/20	418
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	5
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	2
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	1
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	2
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	3
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	2
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	2
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	1

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	1
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	2
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	2
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	1
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	2
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	2
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	1
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	3
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	108
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	52
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	269
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	206
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	214
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	64
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	207
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	147
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	144
FHLMC MULTICLASS MTG 4874 AT	3.000% 09/15/2048 DD 03/01/19	95
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	215
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	147
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	71
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	184
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	22
FLORIDA POWER & LIGHT CO	2.850% 04/01/2025 DD 03/27/20	174
GNMA II POOL #0MA5332	5.000% 07/20/2048 DD 07/01/18	384
GNMA II POOL #0MA5530	5.000% 10/20/2048 DD 10/01/18	201
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	26
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	14
GNMA II POOL #0MA5764	4.500% 02/20/2049 DD 02/01/19	56
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	75
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	18
GNMA II POOL #0MA5877	4.500% 04/20/2049 DD 04/01/19	110
GNMA II POOL #0MA5987	4.500% 06/20/2049 DD 06/01/19	38
GNMA II POOL #0MA5988	5.000% 06/20/2049 DD 06/01/19	545
GM FINANCIAL CONSUMER AU 3 A2A	5.740% 09/16/2026 DD 07/19/23	76
GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	244
HOME DEPOT INC/THE	2.950% 06/15/2029 DD 06/17/19	951
HONDA AUTO RECEIVABLES 20 2 A2	5.410% 04/15/2026 DD 05/30/23	124
MARS INC 144A	4.550% 04/20/2028 DD 04/20/23	644
MERCEDES-BENZ FINANCE NOR 144A	5.200% 08/03/2026 DD 08/03/23	761

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

METROPOLITAN LIFE GLOBAL 144A	4.850% 01/08/2029 DD 01/08/24	1,269
NESTLE CAPITAL CORP 144A	4.750% 03/12/2031 DD 03/12/24	618
NORTHWESTERN MUTUAL GLOBA 144A	1.750% 01/11/2027 DD 01/11/22	236
ONCOR ELECTRIC DELIVERY CO LLC	0.550% 10/01/2025 DD 04/01/21	170
PACIFIC LIFE GLOBAL FUNDI 144A	1.375% 04/14/2026 DD 04/14/21	456
PHILIP MORRIS INTERNATIONAL IN	4.875% 02/13/2029 DD 02/13/24	624
ROCK TRUST 2024-CN CNTR A 144A	5.388% 11/13/2041 DD 10/01/24	399
REALTY INCOME CORP	3.400% 01/15/2028 DD 07/15/21	624
RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	189
TOYOTA MOTOR CREDIT CORP	3.950% 06/30/2025 DD 06/30/22	742
TRUIST BANK	1.500% 03/10/2025 DD 03/09/20	323
UNITED PARCEL SERVICE INC	3.900% 04/01/2025 DD 03/24/20	399
U S TREASURY NOTE	1.750% 01/31/2029 DD 01/31/22	7,494
U S TREASURY NOTE	1.875% 02/28/2029 DD 02/28/22	3,088
U S TREASURY NOTE	1.875% 02/28/2027 DD 02/28/22	2,977
U S TREASURY NOTE	2.875% 04/30/2029 DD 04/30/22	4,028
U S TREASURY NOTE	2.750% 04/30/2027 DD 04/30/22	2,291
U S TREASURY NOTE	2.750% 05/31/2029 DD 05/31/22	608
U S TREASURY NOTE	2.625% 05/31/2027 DD 05/31/22	5,949
U S TREASURY NOTE	2.750% 07/31/2027 DD 07/31/22	10,516
U S TREASURY NOTE	3.125% 08/31/2027 DD 08/31/22	4,409
U S TREASURY NOTE	4.125% 07/31/2028 DD 07/31/23	3,873
U S TREASURY NOTE	4.375% 08/31/2028 DD 08/31/23	991
U S TREASURY NOTE	4.875% 10/31/2028 DD 10/31/23	8,784
U S TREASURY NOTE	4.625% 04/30/2029 DD 04/30/24	636
U S TREASURY NOTE	4.000% 12/15/2027 DD 12/15/24	1,627
WORLD OMNI AUTO RECEIVAB B A2A	5.480% 09/15/2027 DD 05/22/24	252
BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	499
BANK OF AMERICA CORP	VAR RT 02/07/2030 DD 02/07/19	2,368
BANK OF AMERICA CORP	VAR RT 09/15/2029 DD 09/15/23	625
BANK OF NEW YORK MELLON CORP/T	VAR RT 07/24/2026 DD 07/26/22	234
BANK OF NEW YORK MELLON CORP/T	VAR RT 04/26/2027 DD 04/26/23	462
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	15
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	2
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	32
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	14
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	83
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	35
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	6
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	5
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	35
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	48
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	2

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	7
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	24
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	71
JPMORGAN CHASE & CO	VAR RT 04/22/2026 DD 04/22/20	2,183
JPMORGAN CHASE & CO	VAR RT 07/24/2029 DD 07/24/23	758
MORGAN STANLEY	VAR RT 07/17/2026 DD 07/20/22	230
PNC FINANCIAL SERVICES GROUP I	VAR RT 06/12/2029 DD 06/12/23	1,272
WELLS FARGO & CO	VAR RT 07/25/2029 DD 07/25/23	990
U S TREASURY BD CPN STRIP	0.000% 08/15/2033 DD 02/15/06	259
U S TREASURY BD CPN STRIP	0.000% 08/15/2034 DD 02/15/06	880
U S TREASURY BD CPN STRIP	0.000% 11/15/2030 DD 08/15/07	297
U S TREASURY BD CPN STRIP	0.000% 11/15/2031 DD 08/15/07	283
U S TREASURY BD CPN STRIP	0.000% 05/15/2032 DD 08/15/07	594
U S TREASURY BD CPN STRIP	0.000% 08/15/2029 DD 08/16/99	2,005
U S TREASURY BD CPN STRIP	0.000% 11/15/2029 DD 02/15/00	1,284
U S TREASURY BD CPN STRIP	0.000% 08/15/2030 DD 02/15/01	301
MACQUARIE BANK LTD 144A	2.300% 01/22/2025 DD 01/22/20	399
MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	145
RAD CLO 25 LTD 25A A1 144A	VAR RT 07/20/2037 DD 06/27/24	476
TORONTO-DOMINION BANK/THE	4.456% 06/08/2032 DD 06/08/22	237
AGL CLO 5 LTD 5A A1RR 144A	VAR RT 07/20/2034 DD 10/21/24	901
BAIN CAPITAL CRED 3A A1RR 144A	VAR RT 10/23/2034 DD 10/23/24	750
BAIN CAPITAL CREDIT 3A A1 144A	VAR RT 07/16/2037 DD 06/27/24	601
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	863
CARVAL CLO XI C LTD 3A A1 144A	VAR RT 10/20/2037 DD 09/25/24	301
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	266
NEUBERGER BERMAN L 59A A1 144A	VAR RT 01/23/2039 DD 01/24/25	500
NORTHWOODS CAPITAL 27A A1 144A	VAR RT 10/17/2034 DD 11/23/21	951
PARK BLUE CLO 2024- 5A A1 144A	VAR RT 07/25/2037 DD 06/27/24	252
PIKES PEAK CLO 5 5A A1R 144A	VAR RT 10/20/2037 DD 10/03/24	327
SAGARD-HALSEYPOINT 8A A1 144A	VAR RT 01/30/2038 DD 12/23/24	600
TRESTLES CLO VII LT 7A A1 144A	VAR RT 10/25/2037 DD 09/06/24	802
TRINITAS CLO XVIII 18A A1 144A	VAR RT 01/20/2035 DD 12/17/21	1,076
TRINITAS CLO XXX L 30A A1 144A	VAR RT 10/23/2037 DD 09/20/24	301
TOTALENERGIES CAPITAL INTERNAT	2.829% 01/10/2030 DD 07/10/19	409
BNP PARIBAS SA 144A	VAR RT 01/13/2027 DD 01/13/21	265
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	396
GOLUB CAPITAL PARTN 74A A 144A	VAR RT 07/25/2037 DD 06/20/24	603
COOPERATIEVE RABOBANK UA/NY	3.375% 05/21/2025 DD 05/21/15	398
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	875
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	368
EQUINOR ASA	2.375% 05/22/2030 DD 05/22/20	111
UBS GROUP AG 144A	VAR RT 02/11/2033 DD 01/11/22	167

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

CSL FINANCE PLC 144A	3.850% 04/27/2027 DD 04/27/22	24
CSL FINANCE PLC 144A	4.250% 04/27/2032 DD 04/27/22	118
PRUDENTIAL FUNDING ASIA PLC	3.125% 04/14/2030 DD 04/14/20	68
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	470
ADOBE INC	2.150% 02/01/2027 DD 02/03/20	191
ADOBE INC	2.300% 02/01/2030 DD 02/03/20	267
AIR PRODUCTS AND CHEMICALS INC	1.850% 05/15/2027 DD 04/30/20	117
AIR PRODUCTS AND CHEMICALS INC	2.050% 05/15/2030 DD 04/30/20	65
COMMIT TO PUR FNMA SF MTG	2.000% 01/01/2055 DD 01/01/25	4,663
COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2055 DD 01/01/25	(2,441)
COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2055 DD 01/01/25	(848)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2055 DD 01/01/25	(1,768)
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2055 DD 01/01/25	914
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2055 DD 01/01/25	(1,880)
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2055 DD 01/01/25	1,930
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2055 DD 01/01/25	2,010
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2055 DD 01/01/25	1,021
ALPHABET INC	1.100% 08/15/2030 DD 08/05/20	624
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	652
AMERICAN EXPRESS CO	4.200% 11/06/2025 DD 11/06/18	399
AMERICAN EXPRESS CO	2.250% 03/04/2025 DD 03/04/22	249
APPLE INC	2.450% 08/04/2026 DD 08/04/16	873
APPLIED MATERIALS INC	1.750% 06/01/2030 DD 05/29/20	192
ARCHER-DANIELS-MIDLAND CO	3.250% 03/27/2030 DD 03/27/20	69
ARCHER-DANIELS-MIDLAND CO	2.900% 03/01/2032 DD 02/28/22	130
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	94
BBCMS MORTGAGE TRUST 2 5C25 A3	5.946% 03/15/2057 DD 03/01/24	103
BMO 2024-C9 MORTGAGE TRU C9 A5	5.759% 07/15/2057 DD 07/01/24	543
BAKER HUGHES HOLDINGS LLC / BA	3.337% 12/15/2027 DD 12/11/17	299
BANK OF AMERICA CORP	3.248% 10/21/2027 DD 10/21/16	385
BANK 2019-BNK21 BN21 A5	2.851% 10/17/2052 DD 10/01/19	673
BANK 2024-BNK47 BNK47 A5	5.716% 06/15/2057 DD 06/01/24	233
BANK 2020-BNK29 BN29 A4	1.997% 11/15/2053 DD 11/01/20	288
BANK 2020-BNK30 BN30 A4	1.925% 12/15/2053 DD 12/01/20	165
BANK5 2024-5YR8 5YR8 A3	5.884% 08/15/2057 DD 08/01/24	128
BANK5 2024-5YR10 5YR10 A3	5.302% 10/15/2057 DD 10/01/24	151
BANK5 2024-5YR9 5YR9 A3	5.614% 08/15/2057 DD 08/01/24	305
TRUIST BANK	3.625% 09/16/2025 DD 09/16/15	764
BBCMS MORTGAGE TRUST 20 C24 A5	5.419% 02/15/2057 DD 02/01/24	152
BENCHMARK 2021-B31 MORT B31 A5	2.669% 12/15/2054 DD 12/01/21	212
BERKSHIRE HATHAWAY ENERGY CO	3.700% 07/15/2030 DD 01/15/21	165
BERKSHIRE HATHAWAY FINANCE COR	1.850% 03/12/2030 DD 03/12/20	218
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	171

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

BRISTOL-MYERS SQUIBB CO	2.950% 03/15/2032 DD 03/02/22	87
CAMDEN PROPERTY TRUST	2.800% 05/15/2030 DD 04/20/20	202
CISCO SYSTEMS INC	5.050% 02/26/2034 DD 02/26/24	62
CITIGROUP INC	3.400% 05/01/2026 DD 05/02/16	786
COLGATE-PALMOLIVE CO	3.250% 08/15/2032 DD 08/09/22	180
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	26
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	48
COMCAST CORP	3.950% 10/15/2025 DD 10/05/18	199
COMCAST CORP	4.150% 10/15/2028 DD 10/05/18	366
COMCAST CORP	2.650% 02/01/2030 DD 11/05/19	358
COMMIT TO PUR GNMA II JUMBOS	2.000% 01/20/2055 DD 01/01/25	799
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2055 DD 01/01/25	2,504
COMMIT TO PUR GNMA II JUMBOS	3.000% 01/20/2055 DD 01/01/25	(866)
COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2055 DD 01/01/25	(1,841)
COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2055 DD 01/01/25	(4,727)
COMMIT TO PUR GNMA II JUMBOS	5.000% 01/20/2055 DD 01/01/25	(971)
COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2055 DD 01/01/25	2,974
COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2055 DD 01/01/25	4,027
COSTCO WHOLESALE CORP	1.375% 06/20/2027 DD 04/20/20	209
COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	300
DEERE & CO	3.100% 04/15/2030 DD 03/30/20	138
JOHN DEERE CAPITAL CORP	1.750% 03/09/2027 DD 03/09/20	212
WALT DISNEY CO/THE	3.800% 03/22/2030 DD 03/23/20	144
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	194
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	74
EAST OHIO GAS CO/THE 144A	2.000% 06/15/2030 DD 06/16/20	64
META PLATFORMS INC	3.500% 08/15/2027 DD 08/09/22	415
META PLATFORMS INC	3.850% 08/15/2032 DD 08/09/22	327
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	56
FHLMC POOL #SD-0294	4.500% 03/01/2050 DD 03/01/20	709
FHLMC POOL #SD-0295	3.000% 02/01/2049 DD 03/01/20	676
FHLMC POOL #SD-0296	4.000% 03/01/2050 DD 03/01/20	1,034
FHLMC POOL #SD-7531	3.000% 12/01/2050 DD 11/01/20	486
FHLMC POOL #SD-7540	2.500% 05/01/2051 DD 04/01/21	1,353
FHLMC POOL #SD-7563	4.500% 05/01/2053 DD 05/01/23	846
FHLMC POOL #SD-7571	6.500% 06/01/2054 DD 05/01/24	988
FHLMC POOL #SD-8146	2.000% 05/01/2051 DD 04/01/21	692
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	11
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	58
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	53
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	522
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	569
FHLMC POOL #RA-1411	3.000% 09/01/2049 DD 09/01/19	443

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FHLMC POOL #RA-5276	2.500% 05/01/2051 DD 05/01/21	2,018
FHLMC POOL #RA-5801	2.500% 09/01/2051 DD 08/01/21	623
FHLMC POOL #RA-5853	2.500% 09/01/2051 DD 08/01/21	625
FHLMC POOL #RA-8213	6.000% 11/01/2052 DD 11/01/22	318
FHLMC POOL #RA-8417	6.000% 01/01/2053 DD 01/01/23	854
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	82
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	56
FNMA GTD REMIC P/T 16-M7 A2	2.499% 09/25/2026 DD 07/01/16	279
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	278
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	184
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	333
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	163
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	161
FHLMC MULTICLASS MTG K127 A2	2.108% 01/25/2031 DD 03/01/21	709
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	122
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	71
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	79
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	151
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	105
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	204
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	113
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	368
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	679
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	141
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	549
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	4
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	4
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	4
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	3
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	5
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	24
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	3
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	15
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	2
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	7
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	3
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	2
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	3
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	6
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	9
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	2
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	2
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	86

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	4
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	3
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	11
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	1
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	4
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	6
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	3
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	4
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	700
FNMA POOL #0BM5538	5.000% 11/01/2048 DD 02/01/19	357
FNMA POOL #0CA2156	4.000% 08/01/2048 DD 07/01/18	140
FNMA POOL #0CA4756	3.000% 12/01/2049 DD 11/01/19	452
FNMA POOL #0CA6415	3.000% 07/01/2050 DD 06/01/20	1,372
FNMA POOL #0CA6988	2.500% 09/01/2050 DD 08/01/20	1,334
FNMA POOL #0CB6080	5.500% 04/01/2053 DD 03/01/23	815
FNMA POOL #0FM1389	4.500% 06/01/2049 DD 08/01/19	399
FNMA POOL #0FM8691	2.500% 09/01/2051 DD 08/01/21	647
FNMA POOL #0FS1202	3.000% 09/01/2050 DD 03/01/22	1,993
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	96
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	94
FNMA POOL #0MA4465	2.000% 10/01/2051 DD 10/01/21	258
FNMA POOL #0MA4158	2.000% 10/01/2050 DD 09/01/20	1,401
FNMA POOL #0MA4182	2.000% 11/01/2050 DD 10/01/20	1,401
FIFTH THIRD BANK NA	2.250% 02/01/2027 DD 01/31/20	404
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	394
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	593
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	505
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	20
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	21
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	323
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	455
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	34
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	131
GNMA II POOL #0MA5400	5.000% 08/20/2048 DD 08/01/18	52
GNMA II POOL #0MA5080	5.000% 03/20/2048 DD 03/01/18	299
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	143
GNMA II POOL #0MA6221	4.500% 10/20/2049 DD 10/01/19	174
GNMA II POOL #0MA5467	4.500% 09/20/2048 DD 09/01/18	473
GNMA II POOL #0MA5597	5.000% 11/20/2048 DD 11/01/18	372
GNMA II POOL #0MA5653	5.000% 12/20/2048 DD 12/01/18	128
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	904
GNMA II POOL #0MA5712	5.000% 01/20/2049 DD 01/01/19	402
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	39

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	171
GNMA II POOL #0MA7137	3.000% 01/20/2051 DD 01/01/21	253
GNMA II POOL #0MA6541	3.000% 03/20/2050 DD 03/01/20	324
GNMA II POOL #0MA7768	3.000% 12/20/2051 DD 12/01/21	1,318
GNMA II POOL #0MA8268	4.500% 09/20/2052 DD 09/01/22	810
GNMA II POOL #0MA8347	4.500% 10/20/2052 DD 10/01/22	2,447
GNMA II POOL #0MA8644	3.500% 02/20/2053 DD 02/01/23	769
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	100
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	132
GM FINANCIAL CONSUMER AU 1 A2A	5.120% 02/16/2027 DD 01/17/24	250
GNMA GTD REMIC P/T 21-135 A	2.000% 08/20/2051 DD 08/01/21	785
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	171
INTERCONTINENTAL EXCHANGE INC	4.350% 06/15/2029 DD 05/23/22	323
INTUIT INC	1.350% 07/15/2027 DD 06/29/20	138
INTUIT INC	1.650% 07/15/2030 DD 06/29/20	84
KIMBERLY-CLARK CORP	3.100% 03/26/2030 DD 03/26/20	46
LAM RESEARCH CORP	3.750% 03/15/2026 DD 03/04/19	520
ELI LILLY & CO	3.375% 03/15/2029 DD 02/22/19	116
LOCKHEED MARTIN CORP	5.250% 01/15/2033 DD 10/24/22	227
MARS INC 144A	3.200% 04/01/2030 DD 03/29/19	138
MARSH & MCLENNAN COS INC	2.250% 11/15/2030 DD 05/07/20	345
MASTERCARD INC	3.300% 03/26/2027 DD 03/26/20	171
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	366
MIDAMERICAN ENERGY CO	3.650% 04/15/2029 DD 01/09/19	191
MORGAN STANLEY CAPITAL HR2 A4	3.587% 12/15/2050 DD 12/01/17	144
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	20
MORGAN STANLEY BANK OF C24 A4	3.732% 05/15/2048 DD 08/01/15	258
NESTLE CAPITAL CORP 144A	4.750% 03/12/2031 DD 03/12/24	568
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	315
PAYPAL HOLDINGS INC	3.900% 06/01/2027 DD 05/23/22	172
PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	341
PFIZER INC	3.450% 03/15/2029 DD 03/11/19	477
PFIZER INC	2.625% 04/01/2030 DD 03/27/20	90
PFIZER INC	1.700% 05/28/2030 DD 05/28/20	320
PRINCIPAL FINANCIAL GROUP INC	2.125% 06/15/2030 DD 06/12/20	237
PRUDENTIAL FINANCIAL INC	3.878% 03/27/2028 DD 03/27/18	253
PUBLIC SERVICE ELECTRIC AND GA	3.700% 05/01/2028 DD 05/04/18	97
ROCK TRUST 2024-CN CNTR A 144A	5.388% 11/13/2041 DD 10/01/24	399
SLG OFFICE TRUST 20 OVA A 144A	2.585% 07/15/2041 DD 06/01/21	126
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	213
CHARLES SCHWAB CORP/THE	2.900% 03/03/2032 DD 03/03/22	366
SOUTHERN CALIFORNIA EDISON CO	4.200% 03/01/2029 DD 03/15/19	121
TOYOTA AUTO RECEIVABLES 2 B A3	4.710% 02/15/2028 DD 05/23/23	552

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

TOYOTA AUTO LOAN EXT 1A A 144A	1.070% 02/27/2034 DD 03/08/21	457
TRUIST BANK	2.250% 03/11/2030 DD 03/09/20	215
UNITED PARCEL SERVICE INC	4.450% 04/01/2030 DD 03/24/20	272
U S TREASURY BOND	3.375% 11/15/2048 DD 11/15/18	1,361
U S TREASURY NOTE	4.000% 01/31/2031 DD 01/31/24	878
U S TREASURY NOTE	4.000% 02/15/2034 DD 02/15/24	785
U S TREASURY NOTE	4.250% 02/28/2031 DD 02/29/24	3,697
U S TREASURY NOTE	4.625% 04/30/2031 DD 04/30/24	444
U S TREASURY NOTE	4.375% 05/15/2034 DD 05/15/24	5,000
UNITEDHEALTH GROUP INC	5.300% 02/15/2030 DD 10/28/22	1,168
VISA INC	3.150% 12/14/2025 DD 12/14/15	1,186
VISA INC	2.050% 04/15/2030 DD 04/02/20	175
VOLKSWAGENAUTO LOAN ENH 1 A2A	4.650% 11/22/2027 DD 11/26/24	551
WALMART INC	3.700% 06/26/2028 DD 06/27/18	147
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	814
WELLS FARGO COMMERCIAL C51 ASB	3.160% 06/15/2052 DD 07/01/19	128
WELLS FARGO COMMERCIAL C58 A4	2.092% 07/15/2053 DD 12/01/20	211
WELLS FARGO COMMERCIAL C59 A5	2.626% 04/15/2054 DD 05/01/21	296
BBCMS MORTGAGE TRUST 20 C18 A5	VAR RT 12/15/2055 DD 12/01/22	232
BBCMS MORTGAGE TRUST 20 C21 A5	VAR RT 09/15/2056 DD 10/01/23	645
BX TRUST 2022-PSB PSB A 144A	VAR RT 08/15/2039 DD 08/15/22	77
BX TRUST 2024-BIO BIO A 144A	VAR RT 02/15/2041 DD 02/15/24	275
BX TRUST 2024-PAT PAT A 144A	VAR RT 03/15/2041 DD 03/19/24	150
BX COMMERCIAL MORTG XL5 A 144A	VAR RT 03/15/2041 DD 03/15/24	182
BX 2024-BRVE BRVE A 144A	VAR RT 04/15/2026 DD 04/16/24	326
BLP 2024-IND2 A	VAR RT 03/15/2041 DD 02/28/24	264
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	219
BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	294
BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	200
BANK OF AMERICA CORP	VAR RT 04/27/2033 DD 04/27/22	166
BANK OF AMERICA CORP	VAR RT 01/20/2027 DD 01/20/23	201
BANK OF AMERICA CORP	VAR RT 04/25/2029 DD 04/25/23	442
BANK 2022-BNK40 BNK40 A4	VAR RT 03/15/2064 DD 03/01/22	312
BANK 2021-BNK32 BN32 A5	VAR RT 04/15/2054 DD 03/01/21	303
BARCLAYS DRYROCK ISSUANCE 2 A	VAR RT 08/15/2028 DD 11/20/23	803
BENCHMARK 2024-V8 MORTGA V8 A3	VAR RT 07/15/2057 DD 07/01/24	156
CITIGROUP INC	VAR RT 11/05/2030 DD 11/05/19	180
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	13
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	4
FHLMC MULTICLASS MTG KF73 AS	VAR RT 11/25/2029 DD 12/20/19	97
FHLMC MULTICLASS MTG F108 AS	VAR RT 02/25/2031 DD 04/29/21	66
FORD CREDIT AUTO OWNE 1 A 144A	VAR RT 08/15/2036 DD 02/13/24	325
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	23

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	312
JPMORGAN CHASE & CO	VAR RT 04/22/2031 DD 04/22/20	22
JPMORGAN CHASE & CO	VAR RT 05/13/2031 DD 05/13/20	89
JPMORGAN CHASE & CO	VAR RT 04/26/2033 DD 04/26/22	456
MSWF COMMERCIAL MORTGAGE 2 A5	VAR RT 12/15/2056 DD 12/01/23	211
MORGAN STANLEY	VAR RT 04/01/2031 DD 03/31/20	163
MORGAN STANLEY	VAR RT 12/10/2026 DD 12/10/20	892
MORGAN STANLEY	VAR RT 01/21/2033 DD 01/24/22	64
MORGAN STANLEY	VAR RT 01/28/2027 DD 01/19/23	830
MORGAN STANLEY	VAR RT 04/20/2029 DD 04/21/23	371
ONE NEW YORK PLAZA 1NYP A 144A	VAR RT 01/15/2036 DD 12/29/20	215
STATE STREET CORP	VAR RT 08/04/2033 DD 08/04/22	196
TRUIST FINANCIAL CORP	VAR RT 06/08/2027 DD 06/08/23	61
US BANCORP	VAR RT 06/12/2029 DD 06/12/23	174
WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	396
U S TREASURY BD CPN STRIP	0.000% 02/15/2033 DD 02/15/06	1,173
U S TREASURY BD CPN STRIP	0.000% 08/15/2033 DD 02/15/06	386
U S TREASURY BD CPN STRIP	0.000% 11/15/2030 DD 08/15/07	442
U S TREASURY BD CPN STRIP	0.000% 11/15/2031 DD 08/15/07	420
U S TREASURY BD CPN STRIP	0.000% 05/15/2032 DD 08/15/07	887
U S TREASURY BD CPN STRIP	0.000% 11/15/2029 DD 02/15/00	691
U S TREASURY BD CPN STRIP	0.000% 08/15/2030 DD 02/15/01	448
DREYFUS GOVT CM BOLD 6	GSAM 1-5 YR G/C	2,560
DREYFUS GOVT CM BOLD 6	GSAM INT AGG	7,232
Total Interest Income Funds at Fair Value		241,807

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts		14,749

Total Interest Income Funds at Contract Value		256,556

* Notes Receivable from Participants	4.25% - 10.50%	56,293

Total		$2,265,053

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 23, 2025

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm